UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a16 OR 15d16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For October 25, 2022

Harmony Gold Mining Company Limited

Randfontein Office Park
Corner Main Reef Road and Ward Avenue Randfontein, 1759
South Africa
(Address of principal executive offices)
*-
(Indicate by check mark whether the registrant files or will file annual reports under cover of
Form 20 F or Form 40F.)

Form 20F ☒ Form 40F ☐

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g32(b) under the Securities Exchange Act of 1934.)

Yes ☐ No ☒

Harmony Gold Mining Company Limited
Registration number 1950/038232/06
Incorporated in the Republic of South Africa
ISIN: ZAE000015228
JSE share code: HAR
(Harmony and/or the Company)

HARMONY PUBLISHES ITS SUITE OF REPORTS FOR THE FINANCIAL YEAR ENDED 30 JUNE 2022, WHICH INCLUDES ITS NOTICE OF THE ELECTRONIC ANNUAL GENERAL MEETING AND A NO CHANGE STATEMENT

Johannesburg, Tuesday, 25 October 2022. Harmony is pleased to announce the publication and distribution of its annual reporting suite for the financial year ended 30 June 2022 (FY22).

These reports include:
•Integrated Annual Report 2022
•Environment, Social and Governance (ESG) report 2022
•Operational report 2022
•Financial Report 2022
•Mineral Resources and Mineral Reserves 2022
•Task Force on Climate-related Financial Disclosures (TCFD) report 2022
•Report to Shareholders 2022, which includes the notice of meeting of electronic annual general meeting

All the above reports are available at https://www.harmony.co.za/invest/annual-reports and at http://www.har.co.za.  The full annual suite of reports is also available for inspection at the registered office of the company, Randfontein Office Park, Randfontein, 1760, Corner Main Reef Road/Ward Avenue, Randfontein and at the offices of the sponsors, JP Morgan.
Mining with purpose is a commitment to best practice ESG management, which ensures sustainable creation and preservation of shared value for Harmony’s stakeholders.

“We understand that the decisions we make today affect our future. We’ve made significant strides in future-proofing the business by meeting production targets, investing in the growth of the business, protecting the safety and health of our people, embarking on a decarbonisation journey towards net-zero harmful emissions, and further embedding sustainability in everything we do. By living

Harmony’s values daily, we will continue to safely deliver meaningful returns,” Harmony’s CEO, Peter Steenkamp, says.

The company wishes to notify shareholders of its Broad Based Black Economic Empowerment report included on pages 175 and 176 in its ESG Report 2022.  Harmony remains a company committed to the transformation agenda in South Africa. In compliance with Section 13G (2) of the Broad-Based Black Economic Empowerment Amendment Act No. 46 of 2013 as amended, and paragraph 16.21(g) of the JSE Limited Listings Requirements, the Company’s B-BBEE annual compliance report is available on the company’s website https://www.harmony.co.za/sustainability/governance/bbbee-commission-report-2022

The audited annual financial statements for FY22 are included as part of the company’s suite of reports. These audited results contain no modifications to the financial results published on 30 August 2022.

The annual financial statements were audited by the Company’s external auditors, PricewaterhouseCoopers Inc. and their unqualified report, containing key audit matters (pursuant to International Standards of Auditing ISA 701), is also available for inspection at the registered office of the company.

Printed copies of Harmony’s suite of FY22 reports are available upon request, free of charge from the Investor Relations Department at HarmonyIR@harmony.co.za.

The Form 20F – Harmony’s annual filing will be submitted to the United States Securities and Exchange Commission (SEC) on Monday, 31 October 2022 and will be available on the company’s website and the SEC’s website at www.sec.gov.

Notice of electronic Annual General Meeting
The AGM of the company will be held entirely by electronic communication on Tuesday, 29 November 2022 at 09:00 (SA time), to transact the business as stated in the notice of AGM which is available on the Company website. The record date for the purpose of determining which shareholders of the Company are entitled to receive this notice of AGM is Friday, 14 October 2022. The record date in order to participate and vote at the AGM is Friday, 18 November 2022, accordingly the last date to trade is Tuesday, 15 November 2022.

Ends.

For more details contact:

Jared Coetzer
Head of Investor Relations
+27(0) 82 746 4120

Johannesburg, South Africa
25 October 2022 \

Sponsor:
J.P. Morgan Equities South Africa Propriety Limited

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Harmony Gold Mining Company Limited

Date: October 25, 2022	By: /s/ Boipelo Lekubo
Name: Boipelo Lekubo
Title: Financial Director